                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4) *

                             Box Energy Corporation
                                (Name of Issuer)

            Class A (Voting) Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   103168100
                                 (Cusip Number)

                                   Don D. Box
                          8201 Preston Road, Suite 600
                              Dallas, Texas 75225
                                 (214) 890-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 1997
            (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

-------------------------------------------------------------------------------
1.     Name of Reporting Person:

       Box Brothers Holding Company

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: Delaware

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power: 1,840,525
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power:  -0-
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power: 1,840,525
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power: -0-

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: CO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

1.     Name of Reporting Person:

       Don D. Box 1996 Trust

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: Texas

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power:  -0-
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power:  -0-
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power:  -0-
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power:  -0-

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525 (1)

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: 00 - Trust

-------------------------------------------------------------------------------

(1)    In its capacity as one of three members of Box Control, LLC

-------------------------------------------------------------------------------

1.     Name of Reporting Person:

       Gary D. Box 1996 Trust

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: Texas

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power:  -0-
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power:  -0-
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power:  -0-
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power:  -0-

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525 (1)

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: 00 - Trust

-------------------------------------------------------------------------------

(1)    In its capacity as one of three members of Box Control, LLC

-------------------------------------------------------------------------------

1.     Name of Reporting Person:

       Douglas D. Box 1996 Trust

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: Texas

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power:  -0-
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power: 1,840,525 (1)
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power:  -0-
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power: 1,840,525 (1)

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525 (1)

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: 00 - Trust

-------------------------------------------------------------------------------

(1) In its capacity as one of two holders of voting stock of Box Brothers Holding Company.

-------------------------------------------------------------------------------

1.     Name of Reporting Person:

       Don D. Box

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: U.S.A.

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power:  -0-
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power: 1,840,525 (1)
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power:     -0-
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power: 1,840,525 (1)

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525 (1)

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: IN

-------------------------------------------------------------------------------

(1) In his capacity as one of three trustees of the Douglas D. Box 1996 Trust, and as sole manager of Box Control, LLC.

-------------------------------------------------------------------------------

1.     Name of Reporting Person:

       Gary D. Box

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: U.S.A.

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power:  -0-
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power:  -0-
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power:  -0-
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power:  -0-

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525 (1)

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: IN

-------------------------------------------------------------------------------

(1)    In his capacity as one of three trustees of the Douglas D. Box 1996
       Trust.

-------------------------------------------------------------------------------

1.     Name of Reporting Person:

       Box Control, LLC

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------

3.     SEC Use Only

-------------------------------------------------------------------------------

4.     Source of Funds: Not Applicable

-------------------------------------------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: Texas

-------------------------------------------------------------------------------

Number of            7.     Sole Voting Power:  -0-
Shares
Beneficially  -----------------------------------------------------------------
Owned By             8.     Shared Voting Power: 1,840,525 (1)
Each
Reporting     -----------------------------------------------------------------
Person               9.     Sole Dispositive Power:  -0-
With
              -----------------------------------------------------------------

                     10.    Shared Dispositive Power: 1,840,525 (1)

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,840,525 (1)

-------------------------------------------------------------------------------

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            / /
-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11): 56.6%

-------------------------------------------------------------------------------

14.    Type of Reporting Person: 00 - Limited Liability Company

-------------------------------------------------------------------------------

(1) In its capacity as one of two owners of Box Brothers Holding Company voting common stock.

       Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend Amendment No. 2 dated June 19, 1996, and Amendment No. 3 dated June 29, 1996 of the Schedule 13D Statement dated February 25, 1994 (the "Schedule 13D"), relating to the Class A (Voting) Common Stock, par value $1.00 per share, of Box Energy Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.       SECURITY AND ISSUER.

       This statement relates to shares of Class A (Voting) Common Stock, $1.00 par value per share (the "Stock"), of Box Energy Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8201 Preston Road, Suite 600, Dallas, Texas 75225.

Item 2.       IDENTITY AND BACKGROUND.

       Pursuant to Rule 13d-1(f) (1) - (2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Box Brothers Holding Company, a Delaware corporation ("BBHC"), the Don D. Box 1996 Trust ("DDBT"), the Gary D. Box 1996 Trust ("GDBT"), the Douglas D. Box 1996 Trust ("DBT"), Don D. Box ("DDB"), Gary D. Box ("GDB") and Box Control, LLC ("BCLC"). BBHC, DDBT, GDBT, DBT, DDB, GDB and BCLC are sometimes hereinafter collectively referred to as the "Reporting Persons."

       On February 15, 1996, the Delaware Chancery Court ruled that BBHC had no outstanding shares of voting stock. (Thomas D. Box v. Douglas D. Box ("DB") and Box Brothers Holdings Company, No. 14238 (Del. Ch. February 15, 1996)). On February 23, 1996, BBHC issued eleven shares of voting stock to each of DDBT, GDBT and DBT (collectively, the "Trusts"). On February 26, 1997, GDBT contributed its Stock of BBHC to BCLC, in exchange for a non-voting membership interest in BCLC. On the same date, DBT contributed its Stock of BBHC to BCLC in exchange for a non-voting membership interest, and DDB contributed non-voting shares of BBHC common stock to BCLC in exchange for the sole voting membership. As the only holders of voting stock of BBHC, BCLC, and DDBT and its trustees, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owners of the shares of the Stock owned by BBHC.

       (b) - (c)

       BBHC

       BBHC is a Delaware corporation, the principal business of which is acting as a holding company with holdings primarily in entities engaged in oil and gas production and related activities. The principal business address of BBHC, which also serves as its principal office, is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of BBHC are as follows:

            RESIDENCE OR                    PRINCIPAL OCCUPATION
NAME        BUSINESS ADDRESS                OR EMPLOYMENT
DDB         8201 Preston Rd., Suite 600     Vice President, Treasurer,
            Dallas, Texas 75225             Secretary and Director of BBHC;
                                            President of CKB Petroleum, Inc.

GDB         8201 Preston Rd., Suite 600     Vice President of BBHC;
            Dallas, Texas 75225             Vice President of CKB Petroleum, Inc.

DB          8201 Preston Rd., Suite 600     President and Director of
            Dallas, Texas 75225             BBHC; Vice President of
                                            CKB Petroleum, Inc.

       DDBT

       DDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DDBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the Trustees of DDBT, is set forth above.

       GDBT

       GDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of GDBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDBT, GDB and DB, the Trustees of GDBT, is set forth above.

       DBT

       DBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the Trustees of DBT, is set forth above.

       DDB

       See answers above.

       GDB

       See answers above.

       BCLC

       BCLC is a limited liability company established under the laws of the State of Texas. The principal business address of BCLC, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225.

       (d)

       None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       BCLC

       BCLC, as one of two holders of voting stock of BBHC, has shared power to vote or direct the vote and to dispose or direct the disposition of 1,840,525 shares of Stock.

       DDBT

       Because of its position as a member of BCLC, DDBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

       GDBT

       Because of its position as a member of BCLC, GDBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

       DBT

       Because of its position as one of two holders of voting stock of BBHC, DBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

       (b)

       DDBT

       As one of three members of BCLC, DDBT is a non-voting member and may not vote or direct the vote or dispose or direct the disposition of 1,840,525 shares of the Stock.

       GDBT

       As one of three members of BCLC, GDBT is a non-voting member and may not vote or direct the vote or dispose or direct the disposition of 1,840,525 shares of the Stock.

       DBT

       As one of two holders of voting stock of BBHC, DBT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

       DDB

       In his capacity as manager of BCLC and trustee of DBT, DDB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

       GDB

       In his capacity as a trustee of the DBT, GDB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

       (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e)    Not Applicable.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED: March 2, 1997


                                        BOX BROTHERS HOLDING COMPANY


                                        By: /s/ DON D. BOX
                                           -----------------------------------
                                           Don D. Box, Vice President



                                        BOX CONTROL, LLC,


                                        By: /s/ DON D. BOX
                                           -----------------------------------
                                           Don D. Box, Sole Manager

                                        By: /s/ DON D. BOX
                                           -----------------------------------
                                           Don D. Box, Individually and as
                                           Trustee of each of:

                                             DON D. BOX 1996 TRUST
                                             GARY D. BOX 1996 TRUST
                                             DOUGLAS D. BOX 1996 TRUST (1)



                                        By: /s/ GARY D. BOX
                                           -----------------------------------
                                           Gary D. Box, Individually and as
                                           Trustee of each of:

                                             DON D. BOX 1996 TRUST
                                             GARY D. BOX 1996 TRUST
                                             DOUGLAS D. BOX 1996 TRUST

                                        By: /s/ DON D. BOX
                                           -----------------------------------
                                           Don D. Box,
                                           Attorney-in-Fact for:



                                           Douglas D. Box, as Trustee of each
                                           of DON D. BOX 1996 TRUST, GARY D.
                                           BOX 1996 TRUST, and DOUGLAS D. BOX
                                           1996 TRUST

(1) A Power of Attorney authorizing Don D. Box, et al., to act on behalf of Douglas D. Box previously has been filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

EXHIBIT              DESCRIPTION
99.1          Agreement and Power of Attorney pursuant to Rule 13d-1(f) (1)
              (iii), previously filed with the Securities and Exchange
              Commission.

Exhibit
Filed With
Original
Schedule
13D Settlement Agreement dated as of February 17, 1994 by and between Thomas D. Box and Don D. Box acting in their capacity as independent co-executors of the Estate of Cloyde K. Box, Deceased and Box Brothers Holding Company, a Delaware corporation, previously filed with the Securities and Exchange Commission.